UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ASURE SOFTWARE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04649U102

(CUSIP Number)

Katie E. Perry

Vice President of Finance and Chief Compliance Officer

Silver Oak Services Partners, LLC

1560 Sherman Avenue, Suite 1200

Evanston, Illinois 60201

(847) 332-0400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 8, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON iSystems Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 0
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Silver Oak iSystems, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 0
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Silver Oak Services Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Silver Oak Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 0
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Silver Oak Services Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 0
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Daniel M. Gill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 12,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,000(1)
	10	SHARED DISPOSITIVE POWER - 0 -
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

(1)

Includes 2,000 shares of the Company’s Common Stock received upon settlement of vested restricted stock units and 10,000 shares of common stock issuable upon exercise of options that may be exercised within 60 days of this report.

CUSIP NO. 04649U102

1	NAME OF REPORTING PERSON Gregory M. Barr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 0
11*	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13*	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2017 and amended on June 14, 2018, (the “Statement”) by the Reporting Persons is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On June 8, 2020, the Reporting Persons sold 1,026,332 shares of the Company’s Common Stock in an open market transaction through its broker.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and (b) of the Statement are amended and restated in their entirety as follows:

The information contained on the cover pages and in the Explanatory Note of this Amendment are incorporated herein by reference.

All of the percentages calculated in this Amendment are based upon an aggregate of 15,745,255 shares of Common Stock outstanding, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, as filed with the Commission on May 11, 2020.

(e) On June 8, 2020, the Reporting Persons ceased to beneficially own 5% of the Company’s outstanding Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.

1	Joint Filing Agreement (as previously filed with the Statement).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2020

/s/ Daniel M. Gill
Daniel M. Gill

/s/ Gregory Barr
Gregory M. Barr

Silver Oak Services Partners, LLC

By:	/s/ Daniel M. Gill
Name:	Daniel M. Gill
Its:	Managing Partner

Silver Oak Management II, L.P.

By: Silver Oak Services Partners, LLC
Its: General Partner

By:	/s/ Daniel M. Gill
Name:	Daniel M. Gill
Its:	Managing Partner

Silver Oak Services Partners II, L.P.

By: Silver Oak Management II, L.P.
Its: General Partner

By: Silver Oak Services Partners, LLC
Its: General Partner

By:	/s/ Daniel M. Gill
Name:	Daniel M. Gill
Its:	Managing Partner

Silver Oak iSystems, LLC

By:	/s/ Daniel M. Gill
Name:	Daniel M. Gill
Its:	President

iSystems Holdings, LLC

By:	/s/ Daniel M. Gill
Name:	Daniel M. Gill
Its:	President